




11019831

UNITE
SECURITIES AND E.
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-66974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__JANUARY 1, 2010_____AND ENDING__DECEMBER 31, 2010_____
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

PROFOR SECURITIES, LLC_____
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Ave_____
                                                          (No. and Street)

New York   NEW York   10017
     (City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. O'Meara, Managing Director_____(646) 202-2969_____
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, **middle name***)

3673 Quakerbridge Rd   PO Box 2555   Hamilton Square   NJ   086390
  (Address)   (City)   (state)   Zip Code

CHECK ONE:
        [X] Certified Public Accountant
        [ ] Public Accountant
        [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I_____Patrick J. O'Mearra_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of__Profor Securities, LLC_____as

of__December 31_____20__10____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

FLORENCE ROSTAMI
Notary Public, State of New York
No. 02RO6121484
Qualified in New York County
Commission Expires January 18, 20_13

_____
Signature

_Managing Director_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
 X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
      solidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Profor Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Members of
Profor Securities, LLC

I have audited the accompanying statement of financial condition of Profor Securities, LLC (formerly Aurelius Securities, LLC) as of December 31, 2010, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profor Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2011

PROFOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	13,540
Prepaid expenses		2,455
Total Current Assets		15,995
Total Assets	$	15,995

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	5,180
Total Current Liabilities		5,180
Total Liabilities		5,180
Member Equity		
Member capital		111,500
Member deficit		(100,685)
		10,815
Total Liabilities and Member Equity	$	15,995

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER EQUITY
Year Ended December 31, 2010

REVENUES

Fee income	$	100,211
		100,211

OPERATING EXPENSES

Commissions	75,000
Rent	61,567
Bank charges	62
Professional fees	13,529
Insurance	22,951
Telephone	8,166
Regulatory fees	6,292
Travel & Entertainment	32,915
Office expense	24,221
Charitable contributions	2,600
	247,303

Loss From Operations		(147,092)
Net Loss		(147,092)
Member Equity - December 31, 2009		46,407
Member Deficit - December 31, 2010	$	(100,685)

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CHABGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2010	$	-

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2010

	Member Capital		Additional Paid-In Capital	Member Equity	Total
	Number of Shares	Amount			
Balance at December 31, 2009	-	$ 52,500	$ -	$ 46,407	$ 98,907
Current year activity - Capital Contribution	-	59,000	-		59,000
- Net Loss	-	-	-	(147,092)	(147,092)
Balance at December 31, 2010	-	$ 111,500	$ -	$ (100,685)	$ 10,815

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (147,092)

Adjustments to Reconcile Net Income to Net
Cash Provided By Operating Activities:

(Increase) Decrease in:	
Receivables	50,000
Prepaid expense	(117)
Increase (Decrease) in:	
Accounts payable and accrued expenses	(16,143)
Net cash used by operating activities	(113,352)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Member Contributions	59,000
Net cash provided by financing activities	59,000
Net decrease in cash	(54,352)
Cash and cash equivalents, December 31, 2009	67,892
Cash and cash equivalents, December 31, 2010	$ 13,540

Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTE 1.   NATURE OF BUSINESS

Profor Securities, LLC (formerly Aurelius Securities, LLC), was organized in November 2004 under the laws of the State of New York. The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on rasing capital among institutional investors, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2.   Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated to the member in accordance with the regulations of the Company.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2010.

Revenue Recognition

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed or advisory services delivered.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130") as amended, that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

Note 3.   LEASES

The Company currently conducts its operations from facilities that are leased under a one year license agreement dated April 1, 2010 and expiring on March 31, 2011.

Rental expense for the year ended December 31, 2010 was $60,000..

Note 4.   <u>Concentrations and Economic Dependency:</u>

During 2010 the Company billed a substantial portion of its fees to two customers. Fees to these customer totaled $91,577 (91.4%) of the combined total. At December 31, 2010 amounts due from these customers included in accounts receivable was $0. Future revenues from these customers are uncertain.

Note 5.   <u>Fair Value of Financial Instruments</u>

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6.   <u>Net Capital Requirements:</u>

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $8,360., which was $3,360. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .62 to 1.

Note 7.   <u>Related Party Transactions:</u>

During the year the Company paid commissions / consulting fees in the amount of $75,000. to the controling member.

Note 8.   <u>Anti-Money Laundering Program:</u>

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS

Certified Public Accountant

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
<u>Internal Accounting Control</u>

To the Member of
Profor Securities, LLC

I have audited the financial statements of Profor Securities, LLC as of December 31, 2010 and have issued my report thereon dated February 22, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2011

PROFOR SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, Profor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2009 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement of pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.00.

PROFOR SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL

Member Capital	$	111,500
Member Deficit		(100,685)
Total Credits		10,815

Debits

Receivables to non-customers		- 0 -
Equipment less accumulated depreciation		-
Prepaid expense		2,455
Total Debits		2,455
NET CAPITAL	$	8,360

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	345
Minimum capital requirement		5,000
Net capital in excess of requirements	$	3,360

Ratio of Aggregate Indebtedness to Net Capital	.62 to 1

The accompanying notes are an integral part of the financial statements.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 Revised
Year Ended December 31, 2010

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2010)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital
pursuant to Rule 15c 3-1

Net Capital per Focus Report	$	11,290
Net Capital, per above		8,360
Difference	$	2,930

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	5,180
Corporate income tax payable		-
Total Aggregate Indebtedness	$	5,180

The accompanying notes are an integral part of the financial statements.

PROFOR SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Profor Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

PROFOR SECURITIES, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Profor Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Profor Securities, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Profor Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2011